UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

Revance Therapeutics, Inc.
(Name of Subject Company)

Revance Therapeutics, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

761330109
(CUSIP Number of Class of Securities)

Mark J. Foley
President and Chief Executive Officer
1222 Demonbreun Street, Suite 2000
Nashville, TN 37203
(615) 724-7755
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Howard Ellin
 Demetrius Warrick
 Skadden, Arps, Slate, Meagher & Flom LLP
 One Manhattan West
 New York, New York 10001
 (212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 4 (which we refer to as this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 12, 2024, by Revance Therapeutics, Inc., a Delaware corporation (“Revance” or the “Company”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Reba Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Crown Laboratories, Inc., a Delaware corporation (“Crown” and together with Merger Sub, the “Buyer Parties”), to purchase all of the outstanding Shares at an offer price of $3.10 per Share (the “Offer Price”).

The Offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by the Buyer Parties with the SEC on December 12, 2024, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Revance.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined in this Amendment No. 4 have the meanings given to them in the Schedule 14D-9. This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 8.   Additional Information to be Furnished.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following information set forth below after the last paragraph of the subsection entitled “Subsequent Events”:

On January 16, 2025, Crown provided to Revance non-binding proposed amendments to the A&R Merger Agreement, Equity Commitment Letter and Limited Guarantee (together, the “Crown Proposal”). The Crown Proposal contemplates the following material changes to the terms of the A&R Merger Agreement: (i) an increase in the Offer Price to $3.65 per share; (ii) an increase in the Company Termination Fee to $15,290,488.66; and (iii) an increase in the Parent Termination Fee to $22,935,732.99. The Crown Proposal remains subject to formal consent and approval from both Crown’s Board of Directors and Revance’s Board. Crown indicated that the $3.65 offer expires at 4:10 p.m., Eastern Time, on January 17, 2025. The Revance Board will evaluate the Crown Proposal consistent with its duties.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2025

Revance Therapeutics, Inc.

By:	/s/ Mark J. Foley
Name:	Mark J. Foley
Title:	President and Chief Executive Officer

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